SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q1 2017.

YPF S.A.

Consolidated Results

Q1 2017

Consolidated Results Q1 2017

CONTENT

Consolidated Results Q1 2017

Adjusted EBITDA for Q1 2017 was Ps 16.8 billion, 34.7% higher than Q1 2016.

	Q1 2016	Q4 2016	Q1 2017	Var.% Q1 17 / Q1 16

Revenues (Million Ps)	46,934	54,558	57,003	21.5%

Operating income (Million Ps)	1,618	3,396	4,511	178.8%

Operating income before Impairment of assets (Million Ps)	1,618	2,151	4,511	178.8%

Net income (Million Ps)	855	1,775	192	-77.5%

Net income before impairment of assets (Million Ps)	855	966	192	-77.5%

Adj. EBITDA (Million Ps)	12,493	13,933	16,826	34.7%

Earnings per share (Ps per Share)	2.54	4.35	0.06	-97.5%

Capital Expenditures (Million Ps)	14,741	18,569	11,950	-18.9%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Impairment of property, plant and equipment.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q1 2017

•	Revenues for Q1 2017 were Ps 57.0 billion, 21.5% higher than Q1 2016.

•	Operating income for Q1 2017 was Ps 4.5 billion, 178.8% higher than Q1 2016.

•	Net income for Q1 2017 was a gain of Ps 0.2 billion compared to net income of Ps 0.9 billion recorded for Q1 2016.

•	Hydrocarbon production for Q1 2017 was 573.5 Kboed, 1.5% lower than Q1 2016. Crude oil production for Q1 2017 was 234.0 Kbbld, 6.0% lower than Q1 2016. Natural gas production for Q1 2017 was 45.3 Mm3d, 2.8% higher than Q1 2016. NGL production for Q1 2017 was 54.7 Kbbld, 2.9% lower than Q1 2016.

•	Refinery processing levels in the Downstream business segment for Q1 2017 were 91.2%, 1.0% lower than Q1 2016.

•	Capital expenditures in property, plant and equipment for Q1 2017 were Ps 12.0 billion, 18.9% lower than Q1 2016.

Consolidated Results Q1 2017

2. ANALYSIS OF RESULTS FOR Q1 2017

Revenues for Q1 2017 were Ps 57.0 billion, 21.5% higher than Q1 2016, due primarily to the following factors:

•	Gasoline revenues increased Ps 3.3 billion, 30.5% higher than Q1 2016, due to a 29.1% increase in gasoline mix prices, which was partially offset by a 1.1% decrease in sales volumes, despite a 9.8% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Diesel revenues increased Ps 3.1 billion, 20.7% higher than Q1 2016, due to a 25.0% increase in diesel mix prices, which was partially offset by a 3.4% decrease in sales volumes, despite a 15.8% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Natural gas revenues increased Ps 1.3 billion, 13.8% higher than Q1 2016, due to a 6.5% increase in prices in Argentine peso terms, as a result of an increase in third party sale prices and the effect of the stimulus program for the surplus injection of natural gas on incremental production, as well as a 0.7% increase in sales volumes;

•	Retail natural gas revenues (residential and small business and companies) increased Ps 0.8 billion, 99.9% higher than Q1 2016, due to YPF’s controlled company Metrogas S.A. (“Metrogas”), which recorded a 6.4% increase in sales volumes and a 69.9% increase in prices for a total revenue increase of Ps 0.7 billion, 80.7% higher than Q1 2016, and the compressed natural gas sold at YPF’s service stations, which recorded a 91.0% increase in prices and stable sales volumes;

•	Asphalt revenues in the Argentine domestic market increased Ps 0.4 billion, 237.3% higher than Q1 2016, due to a 193.9% increase in sales volumes and a 14.8% increase in prices;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.4 billion, 49.5% lower than Q1 2016, due to a 37.8% decrease in sales volumes and a 18.8% decrease in prices; and

•	Export revenues increased Ps 1.3 billion, 40.4% higher than Q1 2016, due to a 63.7% increase in export revenues of jet fuel and a 46.2% increase in export revenues of liquefied petroleum gas, all due to increases in prices in Argentine peso terms, as well as a 79.2% increase in exports of petrochemical products in sales volumes and prices, and exports of virgin naphtha, which did not record export volumes in Q1 2016.

Cost of sales for Q1 2017 was Ps 45.8 billion, 14.1% higher than Q1 2016. This includes a 14.4% increase in production costs and a 24.8% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 18.8%. This increase was driven by the following factors:

Consolidated Results Q1 2017

a) Costs of production:

•	Lifting costs increased Ps 1.4 billion, 16.6% higher than Q1 2016, reflecting a 19.3% increase in the unit indicator in Argentine peso terms;

•	Depreciation of property, plant and equipment increased Ps 1.2 billion, 11.7% higher than Q1 2016, due to increased investments in assets and appreciation based on their valuation in U.S. dollars, which is the functional currency of the company;

•	Production costs related to refining increased Ps 0.5 billion, 30.9% higher than Q1 2016, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels, reflecting a 33.7% increase in the unit indicator in Argentine peso terms;

•	Transportation costs increased Ps 0.4 billion, 23.2% higher than Q1 2016, due primarily to increases in rates; and

•	Royalties decreased Ps 0.2 billion, 4.5% lower than Q1 2016. Of this decrease, Ps 0.4 billion was related to a decrease in royalties for crude oil production, due to lower production and lower wellhead values, partially offset by Ps 0.2 billion related to an increase in royalties for natural gas production, due to higher wellhead values of these products and higher production volumes.

b) Purchases:

•	Biofuel purchases increased Ps 1.8 billion, 71.2% higher than Q1 2016, due to higher FAME and ethanol biofuel prices of 39.8% and 43.6%, respectively, a 19.7% increase in volumes purchased of ethanol biofuel and a 22.0% increase in volumes purchased of FAME;

•	Fuel imports increased Ps 0.3 billion, 24.8% higher than Q1 2016, due to a 61.0% increase in prices of diesel and jet fuel and a 12.6% increase in volumes purchased of diesel, which was partially offset by an absence of gasoline imports in Q1 2017;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 91.0 million, 18.8% higher than Q1 2016, primarily due to a 18.6% increase in volumes purchased and stable prices; and

•	Crude oil purchases from third parties decreased Ps 0.1 billion, 2.8% lower than Q1 2016, due to an 11.3% decrease in the purchase price in Argentine peso terms, related to the 2017 crude oil pricing structure in the Argentine domestic market agreed to between producers and refiners, partially offset by a 9.5% increase in volumes purchased.

Administration expenses for Q1 2017 were Ps 1.8 billion, 20.5% higher than Q1 2016. The increase was principally due to higher personnel expenses and higher IT costs.

Consolidated Results Q1 2017

Selling expenses for Q1 2017 were Ps 3.9 billion, 27.7% higher than Q1 2016. This was driven primarily by increases in transport expenses, primarily due to higher rates paid for domestic transport of fuels, and increases in personnel costs, depreciation of property, plant and equipment, advertising and promotional activities and taxes on bank debts and credits.

Exploration expenses for Q1 2017 were Ps 0.6 billion, 30.6% higher than Q1 2016.

Other operating results, net, for Q1 2017 was a loss of Ps 0.4 billion, a 112.0% increase compared to a loss of Ps 0.2 billion for Q1 2016. This was principally due to increases in contingencies for legal proceedings in Q1 2017.

Financial results for Q1 2017 were a loss of Ps 7.2 billion compared to a gain of Ps 4.0 billion in Q1 2016. This change was driven primarily by negative foreign exchange effects on net liabilities in Argentine peso terms of Ps 2.8 billion, generated by the appreciation of the Argentine peso in Q1 2017 compared to Q1 2016, which recorded positive foreign exchange effects on net liabilities in Argentine peso terms of Ps 8.1 billion, generated by the devaluation of the Argentine peso. Higher interest expenses and other financial results of Ps 0.3 billion were also recorded in Q1 2017 due to increased levels of debt in Q1 2017 compared to Q1 2016, which was partially offset by lower interest rates for debt in Argentine peso terms.

Income tax for Q1 2017 was a benefit of Ps 2.8 billion compared to an expense of Ps 4.9 billion in Q1 2016. This benefit was mainly due to lower deferred tax of Ps 7.6 billion and, to a lesser extent, a Ps 0.1 billion decrease in current income tax. The lower deferred tax charge is mainly due to the lower difference generated by the revaluation of the book values in relation to the property, plant and equipment tax values maintained in historical pesos to be deducted from tax as they are depreciated, taking into account the company’s functional currency and the appreciation of the peso recorded in Q1 2017 and the devaluation observed during Q1 2016.

Net income for Q1 2017 was a gain of Ps 0.2 billion, a decrease of 77.5% compared to a gain of Ps 0.9 billion in Q1 2016.

Total capital expenditures for property, plant and equipment in Q1 2017 were Ps 12.0 billion, 18.9% lower than Q1 2016.

Consolidated Results Q1 2017

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q1 2017

3.1 UPSTREAM

	Q1 2016	Q4 2016	Q1 2017	Var.% Q1 17 / Q1 16

Operating income (Million Ps)	4,441	2,135	899	-79.8%

Operating income before Impairment of assets (Million Ps)	4,441	890	899	-79.8%

Revenues (Million Ps)	29,330	28,878	27,777	-5.3%

Crude oil production (Kbbld)	249.0	239.7	234.0	-6.0%

NGL production (Kbbld)	56.3	54.2	54.7	-2.9%

Gas production (Mm3d)	44.0	44.6	45.3	2.8%

Total production (Kboed)	582.3	574.1	573.5	-1.5%

Exploration costs (Million Ps)	454	1,651	593	30.6%

Capital Expenditures (*) (Million Ps)	12,255	13,824	9,448	-22.9%

Depreciation (Million Ps)	9,096	8,330	9,935	9.2%

Realization Prices

Crude oil prices in domestic market Period average (USD/bbl)	61.9	53.3	53.0	-14.4%

Average gas price (USD/Mmbtu)	4.71	4.79	4.96	5.3%

Operating income for the Upstream business segment for Q1 2017 was Ps 0.9 billion, 79.8% lower than Q1 2016.

Revenues were Ps 27.7 billion for Q1 2017, 5.3% lower than Q1 2016, due primarily to the following factors:

•	Natural gas revenues from sales to third parties increased Ps 1.3 billion, 13.8% higher than Q1 2016, due to a 6.5% increase in prices in Argentine peso terms, which was partially offset by a 0.7% increase in sales volumes.

•	Crude oil revenues decreased Ps 2.7 billion, 13.7% lower than Q1 2016, due to a 5.2% decrease in Argentine peso terms of the transfer price between the business segments, while volumes transferred between business segments and to third parties decreased 6.8% and 64.0%, respectively.

Consolidated Results Q1 2017

•	The price obtained in U.S. dollars for crude oil in the Argentine domestic market for Q1 2017 decreased 14.4% to US$53.00/barrel, due to the pricing structure agreed to between producers and refiners discussed above. The price obtained in U.S. dollars for natural gas was US$4.96/Mmbtu, 5.3% higher than Q1 2016.

Hydrocarbon production for Q1 2017 was 573.5 Kboed, 1.5% lower than Q1 2016. Crude oil production for Q1 2017 was 234.0 Kbbld, 6.0% lower than Q1 2016. Natural gas production for Q1 2017 was 45.3 Mm3d, 2.8% higher than Q1 2016. NGL production for Q1 2017 was 54.7 Kbbld, 2.9% lower than Q1 2016.

With respect to development activity, 96 wells were put in production in Q1 2017, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas net to YPF for Q1 2017 was 34.3 Kboed, including 16.0 Kbbld of crude oil, 5.9 Kbbld of NGL and 2.0 Mm3d of natural gas. During Q1 2017, 14 wells were put in production targeting the Vaca Muerta formation, for a total of 555 wells, including 8 active drilling rigs and 9 workovers.

With respect to tight gas development, net production in Q1 2017 reached a total of 13.1 Mm3d, of which 86.6% came from areas operated by YPF. During Q1 2017, 13 new wells were put into production, 9 in Aguada Toledo-Sierra Barrosa, 2 in Rincon del Mangrullo and 2 in Estación Fernandez Oro.

Operating costs for Q1 2017 were Ps 26.3 billion, 8.5% higher than Q1 2016, mainly due to the following:

•	Lifting costs increased Ps 1.4 billion, a 16.6% increase, reflecting a 19.3% increase in the unit indicator in Argentine peso terms;

•	Depreciation of property, plant and equipment increased Ps 0.8 billion, a 9.2% increase; and

•	Royalties decreased Ps 0.2 billion, a 4.5% decrease, related to a decrease in royalties for crude oil production of Ps 0.4 billion, due to lower production and lower wellhead values, partially offset by an increase in royalties for natural gas production of Ps 0.2 billion due to higher wellhead values of these products and higher production volumes.

Exploration expenses for Q1 2017 were Ps 0.6 billion, an increase of 30.6% compared to Ps 0.5 billion for Q1 2016. This change was due principally to a Ps 0.2 billion increase in negative results from unproductive exploratory wells in Q1 2017 compared to Q1 2016. Expenses for the development of geological and geophysical studies decreased Ps 34 million between Q1 2017 and Q1 2016. Nevertheless, total exploration investments increased Ps 0.5 billion, 163.5% higher than Q1 2016.

Unit cash costs in U.S. dollars increased 5.3% to US$20.60/boe for Q1 2017 from US$19.50/boe for Q1 2016, including taxes of US$5.60/boe and US$6.10/boe, respectively. In turn, the average lifting cost for YPF was US$12.20/boe, 10.1% higher than US$11.10/boe for Q1 2016.

Consolidated Results Q1 2017

CAPEX

Capital expenditures for the Upstream business segment for Q1 2017 were Ps 9.4 billion, 22.9% lower than Q1 2016.

Of these capital expenditures, 62% were invested in drilling and workover activities, 24% in facilities, and the remaining 14% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q1 2017 were focused on the development of the Loma Campana, Aguada Toledo – Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas), EFO and Chachahuen blocks. Additionally, activity began in the Río Neuquén and Piloto La Ribera blocks. Development activities continued at the Cuyana basin, mainly in the Barrancas, La Ventana, Mesa Verde and Ugarteche blocks. In the Golfo San Jorge basin, most activity was concentrated in Barranca Baya, Seco León, Cañadón Yatel and Los Perales, in the province of Santa Cruz and Manantiales Behr in the province of Chubut.

Exploration activities for Q1 2017 covered the Neuquina, Golfo San Jorge and Austral basins. In the Neuquina basin, exploratory activity was in the Cerro Arena, Señal Picada - Punta Barda, Loma La Lata, Estación Fernandez Oro, Paso de las Bardas and Chachahuen blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in Los Perales and Cañadón de la Escondida blocks. In the Austral basin, exploratory activity was performed in the Fracción “E” and Lago Fuego blocks.

During Q1 2017, 11 (five crude oil and six gas) exploratory wells were completed.

Consolidated Results Q1 2017

3.2 DOWNSTREAM

	Q1 2016	Q4 2016	Q1 2017	Var.% Q1 17 / Q1 16

Operating income (Million Ps)	-798	520	4,364	646.9%

Revenues (Million Ps)	35,960	43,064	44,179	22.9%

Sales of refined products in domestic market (Km3)	4,037	4,043	3,952	-2.1%

Exportation of refined products (Km3)	493	498	419	-14.9%

Sales of petrochemical products in domestic market (*) (Ktn)	188	229	173	-8.0%

Exportation of petrochemical products (Ktn)	27	53	44	63.0%

Crude oil processed (Kboed)	294	299	291	-1.0%

Refinery utilization (%)	92%	94%	91%	-1.0%

Capital Expenditures (Million Ps)	1,634	3,323	1,279	-21.7%

Depreciation (Million Ps)	1,202	1,712	1,569	30.5%

Average domestic market gasoline price (**) (USD/m3)	564	627	667	18.4%

Average domestic market diesel price (**) (USD/m3)	559	602	644	15.1%

(*)	Fertilizer sales not included
(**)	Includes gross income and net of deductions, commissions and other taxes

Operating profit for the Downstream business segment for Q1 2017 was Ps 4.4 billion compared to the operating loss of Ps 0.8 billion in Q1 2016.

Revenues were Ps 44.2 billion in Q1 2017, 22.9% higher than Q1 2016, due primarily to the following factors:

•	Gasoline revenues increased Ps 3.3 billion, 30.5% higher than Q1 2016, due to a 29.1% increase in gasoline mix prices and a 1.1% increase in sales volumes, including a 9.8% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Diesel revenues increased Ps 3.1 billion, 20.7% higher than Q1 2016, due to a 25.0% increase in diesel mix prices, which was partially offset by a 3.4% decrease in sales volumes, despite a 15.8% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Asphalt revenues in the Argentine domestic market increased Ps 0.4 billion, 237.3% higher than Q1 2016, due to a 193.9% increase in sales volumes and a 14.8% increase in prices;

Consolidated Results Q1 2017

•	Petrochemical product revenues in the domestic Argentine market increased Ps 0.3 billion, 34.8% higher than Q1 2016, due to a 46.8% increase in prices in Argentine peso terms, which was partially offset by an 8.2% decrease in sales volumes;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.4 billion, 49.5% lower than Q1 2016, due to a 37.8% decrease in sales volumes, which was partially offset by an 18.8% increase in prices; and

•	Export revenues increased Ps 1.3 billion, 40.8% higher than Q1 2016, due to a 63.7% increase in export revenues of jet fuel and a 46.2% increase in export revenues of liquefied petroleum gas, all due to increases in prices in Argentine peso terms, as well as a 79.2% increase in exports of petrochemical products in sales volumes and prices, and exports of virgin naphtha, which did not record export volumes in Q1 2016.

Cost of sales and operating expenses for Q1 2017 increased Ps 3.1 billion, or 8.3% compared to Q1 2016, due primarily to the following factors:

•	Crude oil purchases decreased Ps 2.3 billion, 10.3% lower than Q1 2016, due to a decrease in prices in Argentine peso terms of crude oil purchased of 6.2%, related to the 2017 crude oil pricing structure in the Argentine domestic market agreed to between producers and refiners, and lower volumes purchased. The volume of crude oil transferred from the Upstream business segment decreased 6.8%, and the volume purchased from third parties increased 9.5%;

•	Biofuel purchases increased Ps 1.8 billion, 71.2% higher than Q1 2016, due to higher FAME and ethanol biofuel prices of 39.8% and 43.6%, respectively, a 19.7% increase in volumes purchased of ethanol biofuel and a 22.0% increase in volumes purchased of FAME;

•	Fuel imports increased Ps 0.3 billion, 24.8% higher than Q1 2016, due to a 61.0% increase in prices of diesel and jet fuel and a 12.6% increase in volumes purchased of diesel, which was partially offset by an absence of gasoline imports in Q1 2017;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 91 million, 18.8% higher than Q1 2016;

•	Production costs related to refining increased Ps 0.5 billion, 30.9% higher than Q1 2016, due to increased expenses for materials, parts, electricity, other supplies and fuel. As a result, taking into account the decrease in volumes processed, unit refining costs in Q1 2017 were 33.7% higher than Q1 2016. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 0.3 billion, 27.1% higher than Q1 2016;

•	Property, plant and equipment depreciation increased Ps 0.4 billion, 36.5% higher than Q1 2016, resulting from an increase in the value of assets subject to depreciation compared to Q1 2016, taking into account the commencement of operations at the new Coke unit at the La Plata refinery as of Q4 2016 and an increase in asset values, based on their valuation in U.S. dollars, the functional currency of the company; and

Consolidated Results Q1 2017

•	Selling expenses increased Ps 0.8 billion, 27.4% higher than Q1 2016, due to higher transportation costs related to an increase in Argentine domestic fuel transportation rates, increased advertising and promotional activities and taxes on bank debts and credits.

The volume of crude oil processed in Q1 2017 was 291 Kbbld, 1.0% lower than Q1 2016. These lower processing levels resulted in a 3.1% decrease in diesel production, a 5.6% decrease in gasoline production and a 31.2% decrease in fuel oil production. In addition, the company increased its production of jet fuel, petrochemical products and petroleum coal compared to Q1 2016.

CAPEX

Capital expenditures for the Downstream business segment for Q1 2017 were Ps 1.3 billion, a 21.7% decrease compared to Q1 2016.

Improvements to the Topping III unit in Mendoza continued, and it is expected to commence operations in the second half of 2017. Work to improve YPF’s logistical facilities and optimize safety and environmental performance also continued.

Consolidated Results Q1 2017

3.3 GAS AND ENERGY

	Q1 2016	Q4 2016	Q1 2017	Var.% Q1 17 / Q1 16

Operating income (Million Ps)	4	825	558	13850.0%

Revenues (Million Ps)	5,456	9,104	13,745	151.9%

Capital Expenditures (Million Ps)	457	877	943	106.3%

Depreciation (Million Ps)	88	73	65	-26.1%

In its 2016 annual Financial Statements, the YPF Group began to report its Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation.

Operating profits for this business segment in Q1 2017 were Ps 0.6 billion, compared to Ps 4 million in Q1 2016. This increase was due primarily to improved results of regasification services for LNG in Bahía Blanca and Escobar in peso terms and to the incremental tariff restructuring by YPF’s controlled company Metrogas, which recorded an operating profit of Ps 90 million in Q1 2017, compared to a Ps 218 million operating loss in Q1 2016. We also recorded improved operating results of Ps 53 million, 46.4% higher than Q1 2016, from our controlled company YPF Energía Eléctrica S.A.

CAPEX

Capital expenditures for the Gas and Energy business segment for Q1 2017 were Ps 0.9 billion, 106.3% higher than Q1 2016.

In Q1 2017, construction work on the new thermoelectric plants Loma Campana I and Este, located in the basin of the same name, and the new thermoelectric plants, Y-GEN and Y-GEN II, in Loma Campana in the province of Neuquen and El Bracho in the province of Tucumán continued. Progress was also made on the Manantiales Behr wind farm in Comodoro Rivadavia. The Y-GEN and YGEN II projects are the result of a collaboration with General Electric.

It is expected that Loma Campana I, Loma Campana Este and Y-GEN will commence operations in the second half of 2017, and Y-GEN II will commence operations in the first half of 2018. The wind farm will gradually commence operations at the end of 2017 through the middle of 2018.

Consolidated Results Q1 2017

3.4 CENTRAL ADMINISTRATION AND OTHER

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q1 2017 was a loss of Ps 1.0 billion, compared to a loss of Ps 0.5 billion in Q1 2016. This change was driven primarily by higher personnel expenses, higher IT costs and increases in contingencies for legal proceedings.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 0.3 billion for Q1 2017. These adjustments were also negative Ps 1.5 billion in Q1 2016. In both periods, there was an increase in the difference between transfer prices between businesses and the replacement cost of the company’s inventory.

3.5 RELATED COMPANIES

Results from related companies for Q1 2017 were a gain of Ps 22 million, compared to a gain of Ps 97 million for Q1 2016. This decrease was due primarily to lower results obtained by Profertil, Central Dock Sud and Refinor, which were not completely offset by improved results from Compañía Mega.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q1 2017, net cash flows provided by operating activities were Ps 24.7 billion, 127.7% higher than Q1 2016. This increase of Ps 13.8 billion was due to a Ps 4.3 billion increase in adjusted EBITDA, a reduction in working capital in Q1 2017 and a Ps 0.5 billion lower income tax payment. Among the principal reasons for the decrease in working capital was the collection of accounts receivable owed to the company, including among others, accounts receivables received from the stimulus program for the surplus injection of natural gas during Q1 2017 compared to Q1 2016 when no collections were received from this program.

Net cash flows used in investing activities were Ps 14.8 billion for Q1 2017, 12.5% lower than Q1 2016. Investments in fixed and intangible assets were Ps 14.6 billion in Q1 2017, 15.8% lower than Q1 2016. In Q1 2016, Ps 0.4 billion in insurance payments were charged for material damage, in connection with damage to our crude treatment plant in Cerro Divisadero (Mendoza) in March 2014.

As a result of its financing activities during the Q1 2017, the company had a net use of funds of Ps 9.0 billion compared to Ps 16.0 billion of funds provided in Q1 2016. This difference was due to lower debt issuances and refinancing of maturing debt of Ps 23.0 billion and higher interest payments of Ps 1.9 billion during Q1 2017.

Cash and cash equivalents, together with the company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still kept in the portfolio, were Ps 26.3 billion as of March 31, 2017.

At the end of Q1 2017, total debt in U.S. dollars was US$9.5 billion, net debt was US$7.8 billion(1) and the net debt/adjusted EBITDA LTM ratio was 1.87x(2).

Consolidated Results Q1 2017

The average interest rate for debt denominated in Argentine pesos at the end of Q1 2017 was 23.95%, while the average interest rate for debt denominated in U.S. dollars was 7.81%.

(1)	Net Debt: Includes investments in financial assets (government securities) of US$968 million at market value
(2)	Net Debt: US$7,824 million/adjusted EBITDA LTM: US$4,173 million = 1.87x

Consolidated Results Q1 2017

5. TABLES AND NOTES

Q1 2017 Results

Consolidated Results Q1 2017

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1 2016	Sep-Dec 2016	Q1 2017	Var.% Q1 17 / Q1 16
Revenues	46,934	54,558	57,003	21.5%
Costs	(40,131)	(46,326)	(45,798)	14.1%

Gross profit	6,803	8,232	11,205	64.7%

Selling expenses	(3,045)	(4,534)	(3,887)	27.7%
Administration expenses	(1,486)	(1,868)	(1,790)	20.5%
Exploration expenses	(454)	(1,651)	(593)	30.6%
Impairment of property, plant and equipment and intangible assets	—	1,245		0.0%
Other operating results, net	(200)	1,972	(424)	112.0%

Operating income (loss)	1,618	3,396	4,511	178.8%

Results on investments in companies and joint ventures	97	215	22	(77.3%)
Finance Income	9,121	4,167	1,612	(82.3%)
Finance Cost	(5,480)	(6,710)	(8,848)	61.5%
Other financial results	377	330	75	(80.1%)

Financial results, net	4,018	(2,213)	(7,161)	-278.2%

Net (loss) profit before income tax	5,733	1,398	(2,628)	-145.8%

Income tax	(4,878)	377	2,820	(157.8%)

Net (loss) profit for the period	855	1,775	192	(77.5%)

Net (loss) profits for noncontrolling interest	(141)	54	167

Net (loss) profit for shareholders of the parent company	996	1,721	25	(97.5%)

Earnings per share, basic and diluted	2.54	4.35	0.06	(97.5%)

Other comprehensive Income	15,407	4,850	(3,643)	(123.6%)

Total comprehensive income for the period	16,262	6,625	(3,451)	(121.2%)

Adj. EBITDA (*)	12,493	13,933	16,826	34.7%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment.

Consolidated Results Q1 2017

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q1 2017 figures unaudited, figures expressed in millions of pesos)

	12/31/2016	03/31/2017
Noncurrent Assets
Intangible assets	8,114	8,045
Properties, plant and equipment	308,014	297,613
Investments in companies and joint ventures	5,488	5,591
Deferred tax assets, net	564	362
Other receivables	3,909	1,887
Trade receivables	87	128
Investment in financial assets	7,737	7,315

Total Non-current assets	333,913	320,941

Current Assets
Inventories	21,820	21,032
Other receivables	13,456	10,161
Trade receivables	33,645	31,919
Investment in financial assets	7,548	7,532
Cash and equivalents	10,757	11,424

Total current assets	87,226	82,068

Total assets	421,139	403,009

Shareholders’ equity
Shareholders’ contributions	10,403	10,429
Reserves, other comprehensive income and retained earnings	108,352	104,734
Noncontrolling interest	(94)	73

Total Shareholders’ equity	118,661	115,236

Noncurrent Liabilities
Provisions	47,358	50,317
Deferred tax liabilities	42,465	39,360
Other taxes payable	98	262
Loans	127,568	123,532
Other liabilities	336	319
Accounts payable	2,187	1,747

Total Noncurrent Liabilities	220,012	215,537

Current Liabilities
Provisions	1,994	1,772
Income tax payable	176	213
Other taxes payable	4,440	6,391
Salaries and social security	3,094	2,440
Loans	26,777	22,756
Other liabilities	4,390	466
Accounts payable	41,595	38,198

Total Current Liabilities	82,466	72,236

Total Liabilities	302,478	287,773

Total Liabilities and Shareholders’ Equity	421,139	403,009

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2017

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1 2016	Q4 2016	Q1 2017
Operating activities
Net income (loss)	855	1,775	192
Income (loss) from investments in companies and joint ventures	(97)	(215)	(22)
Depreciation of property, plant and equipment	10,534	10,341	11,764
Amortization of intangible assets	153	206	181
Consumpsion of materials and retirement of property, plant and equipment and intagible assets, net of provisions	1,183	2,190	869
Income tax charge	4,878	(377)	(2,820)
Net increase in provisions	1,092	2,248	1,671
Impairment of property, plant and equipment and intangible assets	—	(1,245)	—
Interest, exchange differences and other	(4,666)	1,105	6,369
Stock compensation plan	40	45	26
Changes in assets and liabilities:
Trade receivables	(7,966)	(686)	1,894
Other receivables	4,518	(1,728)	3,175
Inventories	1,089	1,667	111
Accounts payable	778	1,477	1,145
Other Taxes payable	(760)	(1,634)	2,119
Salaries and Social Securities	(419)	494	(651)
Other liabilities	100	190	(950)
Decrease in provisions included in liabilities for payments / utilization	(354)	(450)	(273)
Dividends received	—	(1)	95
Insurance charge for loss of profit	607	—	—
Income tax payments	(740)	(379)	(245)

Cash flow from operating activities	10,825	15,023	24,650

Investing activities
Acquisitions of property, plant and equipment and Intangible assets	(17,303)	(15,097)	(14,574)
Contributions and acquisitions of interests in companies and joint ventures	—	(60)	(272)
Payments for acquisition of financial assets investments	(13)	(236)	(3)
Interest received from financial assets	—	483	8
Insurance charge for material damages	355	—	—

Cash flows from investing activities	(16,961)	(14,910)	(14,841)

Financing activities
Payment of loans	(17,179)	(23,844)	(8,393)
Payment of interests	(3,515)	(4,709)	(5,369)
Proceeds from loans	36,603	21,552	4,769
Acquisition of own shares	—	—	—
Non controling interest contribution	50	—	—

Cash flows from financing activities	15,959	(7,001)	(8,993)

Effect of changes in exchange rates on cash and equivalents	953	11	(149)

Increase (decrease) in Cash and Equivalents	10,776	(6,877)	667

Cash and equivalents at the beginning of the period	15,387	17,634	10,757
Cash and equivalents at the end of the period	26,163	10,757	11,424

Increase (decrease) in Cash and Equivalents	10,776	(6,877)	667

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	22,927	7,922	5,620
Other Financial Assets	3,236	2,835	5,804

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	26,163	10,757	11,424

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2017

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q1 2017	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	155	12,755	43,978	714	(599)	57,003
Revenues from intersegment sales	27,622	990	202	1,566	(30,380)	—

Revenues	27,777	13,745	44,180	2,280	(30,979)	57,003

Operating Income (loss)	899	558	4,364	(1,006)	(304)	4,511
Investments in companies	—	56	(34)	—	—	22
Depreciation of fixed assets	9,935	65	1,569	195	—	11,764
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	9,448	943	1,279	280	—	11,950
Assets	210,579	36,553	123,151	34,090	(1,364)	403,009

Q1 2016	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	5,897	4,750	35,750	537	—	46,934
Revenues from intersegment sales	23,433	706	210	1,661	(26,010)	—

Revenues	29,330	5,456	35,960	2,198	(26,010)	46,934

Operating Income (loss)	4,441	4	(798)	(526)	(1,503)	1,618
Investments in companies	—	66	31	—	—	97
Depreciation of fixed assets	9,096	88	1,202	148	—	10,534
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	12,255	457	1,634	395	—	14,741
Assets as of December 31,2016	236,173	25,866	125,536	34,739	(1,175)	421,139

Consolidated Results Q1 2017

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2016 Q1	2016 Q4	2017 Q1	Var Q1 17/ Q1 16
INCOME STATMENT
Revenues	3,251	3,542	3,647	12.2%
Costs of sales	-2,780	-3,008	-2,930	5.4%

Gross profit	471	534	717	52.1%
Other operating expenses, net	-359	-314	-428	19.2%

Operating income	112	220	289	157.5%
Depreciation and impairment of property, plant & equipment and intangible assets	730	591	753	3.2%
Amortization of intangible assets	11	13	12	9.3%
Unproductive exploratory drillings	13	80	24	81.8%

Adj. EBITDA	865	905	1,077	24.4%

UPSTREAM
Revenues	2,032	1,875	1,777	-12.5%
Operating income	308	139	58	-81.3%
Depreciation	630	541	636	0.9%
Capital expenditures	849	897	604	-28.8%
Adj. EBITDA	951	679	717	-24.6%

DOWNSTREAM
Revenues	2,491	2,796	2,827	13.5%
Operating income	-55	34	279	-605.1%
Depreciation	83	111	100	20.6%
Capital expenditures	113	216	82	-27.7%
Adj. EBITDA	28	145	380	1256.5%

GAS & ENERGY
Revenues	378	591	879	132.7%
Operating income	0	54	36	12785.3%
Depreciation	6	5	4	-31.8%
Capital expenditures	32	57	60	90.6%
Adj. EBITDA	6	58	40	525.5%

CORPORATE AND OTHER
Operating income	-141	-65	-84	-40.4%
Capital expenditures	27	35	18	-34.5%

CONSOLIDATION ADJUSTMENTS
Operating income	-104	59	-19	-81.3%
Average exchange rate for the period	14.44	15.40	15.63

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Q1 2017

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

	2016						2017
	Unit	Q1	Q2	Q3	Q4	Cum. 2016	Q1
Production
Crude oil production	Kbbl	22,656	22,102	22,735	22,051	89,544	21,058
NGL production	Kbbl	5,124	4,512	4,608	4,987	19,230	4,923
Gas production	Mm3	4,008	4,074	4,127	4,099	16,308	4,076
Total production	Kboe	52,986	52,237	53,299	52,816	211,338	51,618

Henry Hub	USD/Mbtu	2.09	1.95	2.81	2.98	2.46	3.32
Brent	USD/Bbl	37.88	45.56	45.79	49.19	43.56	53.68
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,283	1,119	1,178	1,248	4,828	1,297
Diesel	Km3	1,855	2,038	1,955	1,955	7,803	1,792
Jet fuel and kerosene	Km3	130	107	135	139	510	134
Fuel Oil	Km3	354	350	376	189	1,269	220
LPG	Km3	153	242	273	171	839	152
Others (*)	Km3	263	270	340	342	1,214	357
Total domestic market	Km3	4,037	4,126	4,257	4,043	16,463	3,952
Export market
Petrochemical naphtha	Km3	0	0	15	86	100	57
Jet fuel and kerosene	Km3	121	117	130	138	507	135
LPG	Km3	117	17	40	128	302	115
Bunker (Diesel and Fuel Oil)	Km3	149	116	93	87	445	83
Others (*)	Km3	105	24	26	59	214	28
Total export market	Km3	493	275	303	498	1,568	419
Total sales of petroleum products	Km3	4,529	4,401	4,560	4,540	18,031	4,371

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	40	91	114	269	35
Methanol	Ktn	55	82	105	85	327	55
Others	Ktn	133	125	122	144	524	118
Total domestic market	Ktn	212	247	318	343	1,120	208
Export market
Methanol	Ktn	2	1	2	2	7	2
Others	Ktn	25	41	78	51	195	42
Total export market	Ktn	27	42	80	53	202	44
Total sales of petrochemical products	Ktn	239	289	398	396	1,322	252

Sales of other products
Grain, flours and oils
Domestic market	Ktn	9	27	7	11	54	21
Export market	Ktn	169	311	256	151	887	159
Total Grain, flours and oils	Ktn	178	338	263	162	941	180

Main products imported
Gasolines and Jet Fuel	Km3	50	65	52	3	171	50
Diesel	Km3	145	239	306	45	736	145

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2017

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer